STOCK PURCHASE AND ACQUISITION AGREEMENT

This "Stock Purchase and Acquisition Agreement" is being submitted this 26th day of March, 2010, by X9 GOLD DEVELOPMENT, INC., hereinafter "X9", a Delaware corporation, with a principal place of business located at 2 Chinmoy Avenue, Greenwich, CT 06830 to GOLDSPAN RESOURCES, INC., a Nevada Corporation, with a principal place of business located at 6260 Rainbow Drive, Suite 110, Las Vegas, Nevada 89118, hereinafter, "Goldspan", for purposes of stating the general terms and conditions of the transaction and a recommended time schedule for the funding and testing of gold to enhance the milling process operation for a greater yield recovery using conventional mining technology which is based on technology proprietary to X9 as defined in the B9 licensing agreement, a conformed copy of which is appended hereto as Appendix and referred to in 1) below, hereinafter the "Technology" upon the terms and conditions that will be incorporated into an expanded definitive Agreement outlined as follows:

1.
In accordance with terms as follows, Goldspan agrees to fund the test and development phase of the Technology which Technology is defined in that certain LICENSE AGREEMENT made between X9 and B9 PLASMA, INC., a Delaware corporation, with an office located at 1001 Friendship Lane, Cherry Hill, New Jersey 08002, hereinafter "B9", dated August 28, 2009: The goal of the technology is develop and market a device (system) that will produce the cost savings to mining operations as well as to increase output yields.

a)
Goldspan and/or its designee will acquire Seventy Five (75) shares ofX9's common stock from X9, that will represent seven and one half percent (7.5%) of X9's total authorized, issued and outstanding stock, upon the signing of the Agreement for the amount of $5,000 per common share or for the aggregate amount of $375,000 that will be purchased and paid for by Goldspan from X9 as follows:

i)
Goldspan shall initiate a Private Placement Memorandum ("PPM") that will provide, among other items, an allocation of funds that will provide for the initial acquisition price of the 7.5% of X9. Funding of the PPM shall be within 120 days of the signing of this Agreement.

ii)
In addition, the PPM shall provide for funds of up to $2,000,000 to provide for the development of the 1 ton per hour next generation of processing development. Said funds to be spent in accordance with a mutually agreed to budget.

iii)
During the raise of the funds, Goldspan shall complete a physical review of the laboratory facility, observe the preparation of a test sample, observe the processing of a test sample, and shall have the opportunity to ask relevant questions about the process and technology.

iv)	Based on the tests to be observed by Goldspan management, Goldspan shall also receive the assay reports resulting from the testing.
v)
Upon the execution of the Agreement, Goldspan's and/or its designee's purchase of the seventy five (75) shares is subject only to the funding of the PPM and the shares of X9 purchased shall be retained by Goldspan or its designee and'X9 will have no duty to refund any portion of the $375,000 as a result of Goldspan's and/or its designee's investment in the common stock ofX9.

2.	X9 agrees to perfonn testing to validate the Technology as follows:
a)
X9 shall test up to ten (10) gold ores and tailings. The tests shall demonstrate the ability of the technology to reduce ore with a majority of 150 micron size or more to a state in which 85 % of the ore is 35 microns or less. Goldspan and X9 shall use their collective efforts to provide all samples. X9 may reject a sample for testing at its sole discretion. (for example: Material may not have sufficient gold and/or be too contaminated to test inB9 laboratory, etc.)

b)	The test shall be deemed successful if eight of the ten test produce the following:
i)	85% of the material is milled below 35 microns, and
ii)
85% of the material tests at 85% in an independent Aqua Regia assay. Goldspan shall have the right to review B9 protocols, test results and assay certificates, which assay certificates will be obtained from ALS Chemex or a substantially similar independent lab.

3.	Tax-free stock-for-stock transfer:
Conditioned upon Goldspan having completed the purchase of X9's common stock, havingfully remitted all payments and all and the assay certificates obtained from ALS Chemex or a substantially similar independent lab being delivered by X9 to Goldspan, all the issued and outstanding (not to exceed 1,000 shares upon the exchange date) shares of common stock held by X9 shareholders shall be exchanged for Goldspan common shares at an exchange rate of 10,000 Goldspan common shares for each X9 common share. This will represent the exchange of 9,250,000 commons shares of Goldspan for the 92.5% of the outstanding shares of X9 as Goldspan will already have a 7.5% ownership interest. The shares shall be unregistered shares and subject to such applicable restrictions related to being unregistered shares.

4.	Stock Purchase and Acquisition Agreement:
This Stock Purchase and Acquisition Agreement will be construed as a finn Agreement asstated under 1 A i above for the purchase . of the 75 shares of X9 and the common stock exchange under 3 above once all conditions are met as stated. It is acknowledged that since, Goldspan is a public Company it has to report this Agreement to die SEC in the fonn of an 8-K and further Goldspan will be entitled to make a press release as to this Agreement regardless as to whether a definitive Agreement is reached per 5 below.

5.	Definitive Agreement:
Promptly after the execution of this Stock Purchase and Acquisition Agreement, for a period of not longer than forty-five (45) days, Goldspan and X9 will endeavor to fonnalize this document into a definitive Agreement which shall, among other items, include a full budget to develop and build a fully functioning unit capability of processing approximately 1 ton per hour of milling process.

6.	Brokerage/Finder Fees:
X9 and Goldspan hereby warrant that there are no brokerage person(s) or entity(ies) that will be paid a commission/finder's fee or due a commission/finder's fee for this transaction or upon the settlement and closing of this transaction. Goldspan and X9 mutually agree to indemnify, defend and hold harmless the other against brokerage/finder fee claims.

7.	Expiration:
Upon Goldspan's funding of the initial purchase of X9 common shares, Goldspan will have the absolute right to proceed with the stock exchange of Goldspan common shares for the common shares of X9 under 3 above regardless as to whether or not there is a definitive agreement. Goldspan shall provide to X9 its intent to exercise the exchange of shares within 30 days of the completion of 1 and 2 above. Once the election is made for the exchange of common shares, both parties shall work diligently to complete the exchange in order to comply with any provisions that may be required under SEC rules and regulations.

8.	Counterparts:
This Stock Purchase and Acquisition Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one in the same instrument. A facsimile production of any signed counterpart of this Stock Purchase and Acquisition Agreement shall be binding upon the parties.

By the signatures of X9 and Goldspan, X9 and Goldspan hereby consent to the terms and provisions of this Letter of Intent.

This Agreement is subject to X9 and Goldspan ratification by their respective Board of Directors within 3 days of execution of this Agreement.

“X9” X9 Gold Development, Inc. /s/ Roger Anderson		“Goldspan” Goldspan Resources, Inc. /s/ John C. Baird
Name: Title: Date:	Roger Anderson CEO & President 3/26/10	Name: Title: Date:	John C. Baird CEO & Chairman 3/26/10

APPENDIX-CONFORMED COPY OF:
LICENSE AGREEMENT
By and Between
X9 Gold Development Inc.
And
B9 Plasma Inc.
A Corporation
License Agreement

This Agreement, which shall be effective as of the date of its execution by the Parties, is by and between X9 Gold Development Inc. (GOLD"), a Delaware corporation individual, having a place of business at 2 Chinmoy Ave. Greenwich Ct 06830 and B9 Plasma Inc, ("B9"), a Delaware Corporation, having a place of business at 1001Friendship Lane, Cherry Hill, NJ 08002

WHEREAS B9 has ownership and/or control of certain Intellectual Property;
WHEREAS B9 has developed certain valuable expertise and know-how related to the implementation and reduction to practice of such Intellectual Property;
WHEREAS B9 is willing to license such Intellectual Property, expertise and know-how to GOLD for commercial exploitation;
WHEREAS GOLD desires to license such Intellectual Property, expertise and know-how from B9 for commercial exploitation; and
WHEREAS B9 AND GOLD came to an agreement and understanding during 2009 as to the terms and conditions under which such Intellectual Property, expertise and know-how shall be licensed by B9 to GOLD;
NOW THEREFORE, B9 and GOLD do hereby set out and memorialize the terms and conditions of such agreement and understanding under which they jointly have been operating:
1.	Definitions:
1.1.	"Affiliate" shall mean any person, firm or corporation that controls, is controlled by or is under common control with GOLD.
1.2.
"Confidential Information" shall mean B9 trade secrets, patents patent applications and any other information disclosed by B9 to GOLD that is identified by B9 as being its confidential or proprietary information. Such Confidential Information may include, without limitation, patents, patent applications, source code, source listings, program listings, flow charts, databases, schematics, computer programs, drawings, specifications, data, design documents, methods, processes, formulae, inventions, discoveries, know-how, technical information or material, marketing plans, financial information, business plans, business strategies, customer lists, supplier lists, and other information relating to the B9 Intellectual Property, expertise or know-how licensed by this Agreement and its commercial exploitation.

1.3.
"Field" shall mean the field of extraction, reduction and processing of mineral ores and materials containing gold, silver and other such type precious metals including micron gold, gold tailings and gold ores using processes, methods and equipment developed by B9.

1.4.	"Improvement" shall mean any change in or addition to the B9 Intellectual Property first made or conceived by GOLD, a GOLD Affiliate or by a Sub-licensee of GOLD during the term of this Agreement.
1.5.
 "B9 Intellectual Property" shall mean the technology described in applicable B9 patent documents and patent pending documents, as disclosed or to be disclosed during the term of this agreement and, regardless of patentability, all related B9 Trade Secrets, Confidential Information, expertise, knowhow and Improvements.

1.6.
 "License Operating Committee" shall mean a group of up to five persons, one appointed from time to time by B9 two appointed from time to time by GOLD, and two appointed from time to time by mutual agreement between GOLD and B9, the License Operating Committee having only the duties and authority specifically set out for it herein.

1.7.
"Licensed Products" shall mean any device or process that incorporates or makes use of any element of the B9 Intellectual Property, expertise or know-how and is made, adapted for use or used in the Field by GOLD or by a Sub-licensee or by a sublicensed Affiliate for or on behalf of a Third Party during the term of this Agreement.

1.8.	"Parties" shall mean B9 and GOLD.
1.9.	"Revenue" shall mean:
1.9.1.
The amount received by GOLD or by a Sub-licensee in consideration of the licensed sale, as defined in section 2.0 hereof, of Licensed Products net of cost, any related taxes and other governmental fees and

1.9.2.
The gross amount received by GOLD or by a Sub-licensee, less any related taxes other than income taxes and other governmental fees, in consideration of the licensed use in the Field by either of them of Licensed Products for or on behalf of an unlicensed Third Party, including without limitation equipment leasing fees, service fees, and consumables related to such licensed use and

1.9.3.
The gross amount received by GOLD or by a Sub-licensee, less any related taxes and other governmental fees, in consideration of engineering, design and construction fees related to site preparation for licensed use of Licensed Products and

1.9.4.
The amounts received by GOLD or by a Sub-licensee, net of cost, any related taxes and other governmental fees, for materials and supplies related to such site preparation for licensed use of Licensed Products.

1.10.	"Sub-licensee" shall mean any Affiliate or other entity properly sublicensed by GOLD in accordance with the terms and conditions of this Agreement
1.11.	"Sub-licensee Minimum Royalties" shalI mean the minimum royalties due GOLD a Sub-licensee.
1.12.	"Third Party" shalI mean any person or legal entity other than B9, GOLD a Sub-licensee or an Affiliate.
2.	License
2.1.
B9 hereby grants to GOLD and GOLD hereby accepts, subject to the terms and conditions of this Agreement, an exclusive, worldwide, royalty-bearing license in the Field, with the right to grant sublicenses of equal or lesser scope:

2.1.1.	To use Licensed Products for or on behalf of unlicensed Third Parties in the Field.
2.1.2.	To make, have made, lease, import, and export Licensed Products for licensed use by itself or by Sub-licensees in the Field.
2.1.3.
To sell Licensed Products to Sub-licensees, including sublicensed Affiliates, for licensed use by the purchasing Sub-licensees in the Field or for resale by the Sub-licensees to other such Sub-licensees for licensed use in the Field, but not to sell to unlicensed Third Parties and not to Sub-licensees for resale to unlicensed Third Parties.

2.1.4.	To sell Licensed Products to leasing companies in conjunction with the licensed use thereof by Sub-licensees for or on behalf of unlicensed Third Parties.
3.	Consideration
3.1.	In consideration of the license granted herein, GOLD shall issue to B9, concurrently with the mutual execution of this Agreement, 350 shares of the Common Stock of GOLD.
3.2.	In further consideration of the license granted herein GOLD shall pay B9 or any other entity that may from time to time be designated by B9.

a)	An earned royalty of6.5% of GOLD'S Revenue; and
b)	35% of any licensing fees charged Sub-licensees by GOLD; and

c)
an earned royalty of 6.5% of Sub-licensee Revenue or two thirds (2/3) of any Sub-licensee Minimum Royalties, whichever is greater in the case of each Sub-licensee, for each reporting period as set out in Section 4.0 hereof.

3.3.
Payments required by paragraph 3.2 shall be due and payable quarterly according to the schedule for reports and payments set out in Section 4.0 hereof and shall accompany such reports when submitted by GOLD to B9 or, if made at B9'S direction to another entity, shall be so made concurrently with submission of such reports to B9 with evidence of concurrent payment accompanying such reports.

3.4.
In mutual recognition that presently unforeseen circumstances may result from time to time in compelling business reasons to adjust the amount of a licensing fee retained by GOLD in connection with the licensing of an individual Sub-licensee, the Parties agree that an increase or decrease in B9's royalty on an individual Sub-licensee's licensing fee, as set out in subparagraph 3.2(b), above, may be negotiated between them provided the compelling business reasons are first identified and agreed to exist.

4.	Reports and Payments
4.1.
GOLD agrees to keep accurate and correct records of Licensed Products made, used, leased, sold, exported or imported and of GOLD Revenue and Sub-licensee Revenue and of royalties received by GOLD from Sub-licensees appropriate to determine the amount of royalties due B9. Such records shall be retained for at least five years following a given reporting period and shall be available during normal business hours for inspection at the expense of GOLD by an accountant or other designated auditor selected by B9 for the sole purpose of verifying reports and payments hereunder. If an inspection shows an underreporting or underpayment of Royalties by GOLD, compensating payment thereof shall be made to B9 within 90 days of delivery of the auditor's or accountant's findings to GOLD by B9 and any overpayment of Royalties may be credited against the next scheduled royalty payment. If an inspection shows an underreporting or underpayment of Royalties due GOLD in excess of five percent for any 12-month period, then GOLD shall reimburse B9 for the cost of the inspection at the time GOLD pays the unreported royalties.

4.2.
Royalty reports and accompanying payments shall be made to B9 quarterly and shall be due 60 days after the last day of each March, June, September and December. Royalty reports shall be due even if no royalties are due B9 starting at the first due date following execution of this License Agreement.

4.3.
Each Royalty report shall set out the basis for the accompanying payment, if any, in accordance with paragraphs 3.2 hereof and shall be accompanied by copies of royalty reports showing Revenue from each Sub-licensee, including sublicensed affiliates, if any, and a report of Revenue received by GOLD for the relevant quarter. Sub-licensee Minimum Royalties shall be reported and the relevant portion thereof paid to B9 with the report for that same quarter. For any quarter in which a Sub-licensee is obligated to make Sub-licensee Minimum Royalty payments to GOLD, GOLD may credit any earned Royalty payments paid by it to B9 for Revenue received during that same quarter reported by that Sublicensee against the portion of the Sub-licensee Minimum Royalties due B9 from that Sub-licensee; and, except for the final quarter of each year, any earned royalty payments made to B9 each quarter based on Revenue reported by a Sub-licensee that exceed the portion of that Sub-licensee's Sublicensee Minimum Royalties due B9 for that quarter may be credited against the portion of that Sublicensee's Sub-licensee Minimum Royalties due B9 for the next subsequent quarter.

4.4.
All payments shall be made in US currency at Cherry Hill, unless directed otherwise by B9. Payments based on foreign use of the licensed Intellectual Property shall be converted to US currency at the rate for buying US Dollars published in the Wall Street Journal on the last business day of the quarter for which royalties are reported.

5.	Quality, Trademarks and Marking
5.1.	GOLD agrees to take no actions resulting in the degradation ofthe quality of Licensed Products or, the Intellectual Property.
5.2.
GOLD agrees to prominently identify, and to require its Sub-licensees to so identify, all Licensed Products only as GOLDIB9 products and to mark Licensed Products with the Notation that such product (s) are under license from "GOLDIB9" or such other identifier that may be specified from time to time by B9 and notified in writing to GOLD indicating the trademark or service mark status of Licensed Products. Further GOLD agrees to require its Sub-licensees to additionally mark Licensed Products with the phrase "manufactured and distributed under license from GOLDIB9."

5.3.
In order to assure consistently high quality products and services throughout all Territories and for the mutual benefit of both B9 and GOLD, GOLD shall grant sublicenses to Sub-licensees or to Affiliates only after receiving approval from the License Operating Committee for both the Sub-licensee and the related sublicensing agreement. The License Operating Committee shall develop minimum criteria for financial capability and for technical, marketing and manufacturing competence that must be met by each Third Party Sub-licensee. The License Operating Committee shall maintain a record of each Sublicensee's or Affiliate's evaluation with respect to such criteria as a basis for approval to become a Sub-licensee.

5.4.
GOLD understands and recognizes that B9 has developed designs for Licensed Products, specifications for using Licensed Products and specifications for consumables for use with Licensed Products that result in effective performance thereof and that any deviation from such designs or specifications might degrade the effectiveness and performance of the Licensed Products. Thus, GOLD agrees to make Licensed Products only according to manufacturing designs and specifications provided by B9 and to use replacement parts, consumables, controls and accessories and to obtain B9'S prior written approval for any changes thereto and to require the same of its Sub-licensees.

6.	Infringement and Patent Enforcement and Improvements
6.1.
B9 and GOLD agree to notify each other promptly of each infringement or possible infringement of Intellectual Property in the Field by third parties and of any facts that might affect the validity, scope or enforceability of the Intellectual Property.

6.2.
GOLD, as exclusive licensee in the Field, shall have the obligation of preventing unlicensed use of the Intellectual Property by third parties in the Field. In performance of this obligation GOLD may bring suit in its own name at its own expense and on its own behalf for infringement of the Intellectual Property in the Field; may, in any such suit, enjoin infringement and collect damages, profits and awards of whatever nature recoverable for such infringement; and may settle any claim or suit for infringement of the Intellectual Property. Further, GOLD shall have the right and obligation to defend, in its own name and at its own expense, a declaratory judgment action alleging invalidity or noninfringement of any of the Intellectual Property or brought as an affirmative defense or as a counterclaim in any infringement litigation initiated hereunder by GOLD. GOLD shall keep B9 informed of its activities in dealing with infringers or potential infringers and shall notify B9 in writing prior to the initiation of any litigation in connection with its obligation to protect the Intellectual Property from infringement in the Field. Any net recovery obtained by GOLD from infringers, whether by settlement or award, shall, after payment of the costs of obtaining the recovery, be treated as Revenue in the quarterly royalty report for each quarter in which any of such settlement is received by GOLD.

6.3.
B9 is obligated, at GOLD'S expense, to provide advice, counsel and other assistance in connection with GOLD'S efforts to prevent infringement of the Intellectual Property or to defend against litigation based on claims of invalidity.

6.4.
Any Improvements made or first reduced to practice by employees of GOLD or made jointly by B9 and employees of GOLD shall be owned by GOLD for the joint benefit ofB9 and GOLD and added to intellectual properties defined in Sections 1.2 and 1.4 and shall be covered by the terms and conditions of this Agreement. GOLD shall require that Improvements made by its Sub-licensees be owned by GOLD,and GOLD agrees that such ownership of Sub-licensee Improvements shall also be for the benefit of B9 and that Sub-licensee Improvements shall be added to intellectual properties as defined in Sections 1.2 and 1.4 and treated as B9 Intellectual Property for the purposes of this Agreement.

6.5.
GOLD shall notify B9 promptly of Improvements, shall treat Improvements as Confidential Information and shall take all action reasonably necessary, at its own expense, to result in the perfection of patents, copyrights or other property rights in Improvements.

6.6.
B8 shall notify GOLD promptly, of new patent and trademark applications related to the B9 Intellectual Property and of the issuance of any patents or the registration of any trademarks based on currently pending applications or on such new applications relating only to the licensed "Field".

7.	Warranties and Indemnification
7.1.
GOLD and B9 each represent and warrant that they are under no legal burden or obligation that would prevent them from entering into this License Agreement or from performing their respective obligations undertaken herein.

7.2.	B9 represents that it owns and/or controls the Intellectual Property licensed by this Agreement and that B9 has a right to grant the license granted herein.
7.3.
B9 makes no warranty as to the validity, status or scope of any patents or patent applications or that the licensed Intellectual Property may be exploited without infringing patents or intellectual property rights held by third parties.

7.4.
GOLD makes no warranty, express or implied, of merchantability or fitness for a particular purpose or status under any governmental regulations of any product falling within the scope of the licensed Intellectual Property.

8.	Term and Termination
8.1.
This License Agreement is effective, following execution by both parties, as of the Effective Date and shall extend until the expiration of the licensed Intellectual Property unless earlier terminated as provided herein with the exception that "know how' critical to the use of the technology may extend the term of the license for a period until and unless the "know how" becomes public knowledge as a result of independent knowledge or useage.

8.2.
In the event GOLD is in breach of the performance of its obligations hereunder and such breach is not remedied within 120 days following notice by B9 to GOLD of the existence of such breach, B9 may terminate this License Agreement by written notice to GOLD and pursue outstanding amounts owed.

8.3.
In the event GOLD is finally adjudicated bankrupt or ceases to exist as a corporate entity for any reason, B9 has the right to terminate this License Agreement effective immediately upon B9'S receipt of such notice and has the right to pursue any amounts owing. GOLD is obligated to give notice, within 30 days, to B9 if any of the events described in 8.3 occurs.

8.4.
In the event of any early termination of this License Agreement any Sub-licensees of GOLD not in breach of their respective Sublicenses shall immediately become licensees of B9 on the same terms and conditions as are set out in their sublicense agreement with GOLD and the ownership of any Improvements shall be transferred to B9.GOLD agrees to execute documents confirming transfer of ownership of Improvements to B9 requested by B9 or by B9's representatives.

8.5.	Obligations of GOLD related to confidentiality, to payment of amounts due B9 and to warranties and indemnification shall survive any termination of this Agreement.

9.	Confidentiality
9.1.
GOLD shall keep in trust and confidence for B9 all Confidential Information received from B9 and such Confidential Information will be used only for the mutual benefit of B9 and GOLD in the course of exercising its license hereunder. GOLD shall disclose such information only to its employees having a need to know in the course of performing their duties for GOLD and to those persons or person who are bound by obligations of confidentiality and nonuse; provided, however, that any Confidential Information also identified as a Trade Secret by B9 can be transferred to any third party, including third party employees, only with the prior written approval of the License Operating Committee. The License Operating Committee shall maintain a record of each Trade Secret transferred with its approval, the identity of the recipient and the basis for the approval.

10.	General Provisions
10.1.
Neither party may waive or release any of its rights or interests in this License Agreement except in writing. The failure of B9 to assert a right hereunder or to insist upon compliance with any term or condition of this License Agreement shall not constitute a waiver of that right by B9 or excuse a similar subsequent failure to perform any such term or condition by GOLD.

10.2.
This License Agreement constitutes the entire agreement between B9 and GOLD relating to the licensing of the Intellectual Property, and all prior negotiations, representations, agreements and understandings are merged into, extinguished by and completely expressed by this License Agreement.

10.3.
The provisions of this License Agreement are severable, and in the event that any provision of this License Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such determination shall not in any way affect the validity or enforceability of the remaining provisions of this License Agreement.

10.4.	This License Agreement may be amended only by a written agreement executed by both parties.
10.5.
All notices required or permitted by this License Agreement shall be given by prepaid, first class registered or certified mail or by an express/overnight delivery service provided by a commercial carrier and requiring delivery confirmation, addressed to the other Party at the address designated above, or to such other address as may have been designated in writing by such other Party, or by facsimile at the number designated below the respective signatures, below, or to such other facsimile number as may have been designated in writing by such other Party.

10.6.
This Agreement shall be binding upon the parties hereto and their respective heirs, successors and assigns and may not be assigned by GOLD without the prior written consent of B9 except as part of a sale or transfer of substantially the entire business of GOLD relating to Licensed Products.

10.7.	B9 and GOLD agree to abide by the United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes, biological material and other commodities.
10.8.	GOLD agrees to mark and to require its Sub-licensees to mark Licensed Products or their packaging with all applicable patent numbers and similarly to indicate "Patent Pending" status.
10.9.
The parties agree to attempt to settle amicably any controversy or claim arising under this License Agreement or as a result of any breach of this License Agreement prior to initiating litigation based thereon. In the event the Parties are unable to resolve their disagreement, the issue will be brought before the Arbitration Board of New York for final resolution. In such an event, either Party has the right to present the matter to Arbitration.

10.10.
As used in this Agreement, neutral pronouns and any variations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural, and vice versa, as the context may require. The words "hereof', "herein", and "hereunder" and other words of similar import refer to this Agreement as a whole as the same may from time to time be amended or supplemented and not to any subdivision contained in this Agreement. The word "including", when used herein is not intended to be exclusive and means "including, without limitation". References hereof to Section, subsection, paragraph or Exhibit shall refer to the appropriate Section, subsection, paragraph or Exhibit in or to this Agreement. Headings contained in this Agreement are for ease of reference only and shall have no legal effect. The term "party" or "parties" shall mean, as the case may be, LICENSEE or LICENSEE individually or collectively, to the exclusion of other parties. In constructing the terms of this Agreement, no presumption shall operate in favor of or against any party as a result of it's drafting the terms and provisions hereof or in providing a form of Agreement for execution.

10.11.	The interpretation and performance of this License Agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of laws rules.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES.

THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK

B9 and GOLD, intending to be bound thereby, each have attached hereto their signature or that of a duly authorized officer, as the case may be.

“B9” B9 Plasma Inc. /s/ James C. Butler		“GOLD” X9 Gold Development Inc. /s/ Roger Anderson
Title: Date:	President 8/28/09	Title: Date:	President, CEO 8/23/09
Witnessed By:		Witnessed By:
Printed Name:		Printed Name:
Address:	100 Friendship Lane Cherry Hill, NJ 08002	Address:	2 Chinmoy Avenue Greenwich, CT 06830